# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPECIAL OPPORTUNITIES FUND, INC., CIK 0000897802
CUSIP: 84741T104
Title of class of securities: Common
Address of issuer's principal executive offices: C/O ULTIMUS FUND SOLUTIONS, LLC, 225 PICTORIA DRIVE, SUITE 450, CINCINNATI, Ohio (OH), 45246
Date of event which requires filing of this statement: 10/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-23-004620
Filed by CIK 0001103646

## Reporting persons
- CSS LLC/IL: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 816,968; shared voting power 0; sole dispositive power 816,968; shared dispositive power 0; aggregate amount beneficially owned 816,968 (7.234% of the class)

## Item 1. Issuer
Name of issuer: SPECIAL OPPORTUNITIES FUND, INC.
Address of issuer's principal executive offices:
C/O ULTIMUS FUND SOLUTIONS, LLC, 225 PICTORIA DRIVE, SUITE 450, CINCINNATI, OHIO
45246

## Item 2. Person Filing
Name of person filing: CSS LLC/IL
Address of principal business office or, if none, residence:
1 NORTH WACKER DRIVE
SUITE 3075
CHICAGO, Illinois
60606
Citizenship: CSS LLC/IL - ILLINOIS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 816,968
Percent of class: 7.234
Sole power to vote or to direct the vote: CSS LLC/IL - 816,968
Shared power to vote or to direct the vote: CSS LLC/IL - 0
Sole power to dispose or to direct the disposition: CSS LLC/IL - 816,968
Shared power to dispose or to direct the disposition: CSS LLC/IL - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CSS LLC/IL: Mitchell R. Bialek, Mitchell R. Bialek/CCO (11/09/2026)
Comment: CSS, LLC holds 122,529 common shares and 388,889 Preferred Shares with a conversion ration of 1.7857